Teatotaller

CAFE

~~20%~~ 25% TARGET ROI

$100 MINIMUM

Teatotaller is seeking investment to open a second location in Concord NH.

69 HIGH ST, SOMERSWORTH, NH 03878

~~20%~~**25%**
TARGET RETURN ON INVESTMENT
$100 MIN INVESTMENT

EARLY INVESTOR BONUS

Target ROI increased to 25% for the next $20,000 invested.

Invest to receive a revenue share from Teatotaller.

Invest to receive a portion of Teatotaller's gross revenue until you receive the amount you invested plus 25%.

If you haven't received your investment plus 25% by December 31, 2026, Teatotaller will owe you the remaining amount regardless of their revenue.

Investments after the first $20,000 in this raise will have a target return on investment of 20%.

Revenue is shared quarterly. Returns are transferred directly to your bank account.

PERKS AVAILABLE FOR EARLY INVESTORS

Perks for Early Investors

Teatotaller is offering perks to investors until they run out. You will earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Cake in a Box
Emmett will bake you a literal cake, in a box
UNLIMITED REMAINING
$2,500 INVESTMENT TO QUALIFY

Teatotaller Shirt
Iconic "I Like My Men" T-Shirt as Featured on Huffington Post
UNLIMITED REMAINING
$500 INVESTMENT TO QUALIFY

Investment Round Status
[PROGRESS BAR]
Teatotaller has received $0 in investment towards a target of $45,000. If they do not receive at least this amount by August 28, 2019, all investors will be automatically refunded.

Company Profile

Teatotaller

SUMMARY
Teatotaller, a business in the Cafe category, is seeking investment to open a second location in Concord NH.

TEATOTALLERTEAHOUSE.COM

THE ENTREPRENEUR
Emmett Soldati
Founder

READ BIO

Born and raised in Somersworth NH, Emmett Soldati is a small business owner, activist, and occasional provocateur. A graduate of the London School of Economics, Emmett spent the last decade working to connect and uplift the community he knows and loves - his hometown. 7 years ago, Emmett founded Teatotaller - a cafe, bakery, and restaurant, that has blossomed into a hub of LGBTQ+ programming, community gatherings, and social justice activism. When he isn't blending teas, pouring latte art, or laminating puff pastry, he works for an international non-profit, FarmersFirst:Africa, to support climate knowledge and food security for subsistence farmers throughout central Africa. He is the vice-chair of seacoast area nonprofit, Arts in Reach, and the chair of the Somersworth Democrats.

About Teatotaller

DUBBED A "QUEER+HIPSTER OASIS OF TEA, COFFEE, AND PASTRY GOODNESS," TEATOTALLER IS A CAFE, BAKERY, RESTAURANT, AND VENUE *FOR EVERYONE*

We will use the funds from investors to acquire and build our new location. In return, investors will receive payments from the revenues of our second location.

BUSINESS MODEL
- Purveyors of craft beverages and loose leaf teas: Lemonades, Bubble Teas
- Full Espresso Bar
- Scratch Bakery including large selection of vegan, gluten-free, and dairy-free treats
- Brunch Destination
- Performance Venue and Event Space
- Community Hub
- Catering
- Event

THE MARKET
- Commuters
- Students
- Political and Non Profit Organizations
- Anyone that has a birthday
- Brides and New Moms

OUR COMPETITORS

- Upmarket cafes and bakeries
- Brunch Diners
- Gay Bars and Queer Spaces

RETURN TO LISTING

BROWSE THE DATA ROOM

DATA ROOM
DOCUMENTS
Offering Memorandum [link]
Investor Agreement [link]

FINANCIAL PROJECTIONS
[IMAGE OF PROJECTIONS]
These projections have been generated by Teatotaller.

BUDGET FOR RAISED FUNDS
• Target Raise | ◦ Maximum Raise

Build Out/Renovations	$20,000
Equipment/Furnishings	$10,000
Inventory	$7,600
3-Month Expenses	$4,700
Compensation to MainVest	$2,700
Total	$45,000

RETURN TO LISTING

ASK A QUESTION
Investor Discussion
Ask questions and discuss Teatotaller with the entrepreneur and other investors.

CONVERSATION STARTERS

Ask a question. Start a discussion.

Invest in Teatotaller
Invest to receive a percentage of Teatotaller's revenue. Returns are transferred directly to your bank account.
INVEST $100

PERKS AVAILABLE FOR EARLY INVESTORS [link]

SUMMARY OF TERMS

Investment Vehicle	Revenue Sharing Note
Early Investor Bonus*Target ROI for the first $20,000 invested*	25%
Target Return on Investment	20%
Business's Aggregate Revenue Share	2.5%-4%[(?)]
Minimum Investment Amount	$100
Target Raise	$45,000
Maximum Raise	$90,000
Investment Round Close Date	12/19/2018
Repayment Schedule	Quarterly
Maturity Date	12/31/2026

Review the offering memorandum and the note agreement for additional information pertaining to this investment opportunity.

[(?)] What is my share of this business's revenue?

The total rate of revenue sharing is calculated on a linear scale, with a minimum rate of 2.5% and a maximum rate of 4% (rounded to the nearest 1/10th percent). The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised.

AMOUNT RAISED	REVENUE SHARING PERCENTAGE
$45,000	2.50%
$56,250	2.90%
$67,500	3.30%
$82,500	3.80%
$90,000	4.00%

You receive an amount of this revenue share proportional to the amount of the business's total raise that you invest.

Only invest an amount you would feel comfortable losing.
Investing in private businesses involves risk. Though potential returns are designed to reflect that risk, there is a possibility that you will lose your entire investment. Prior to investing, review MainVest's educational materials.

SHARE THIS INVESTMENT OPPORTUNITY

THIS INFORMATION IS PROVIDED BY TEATOTALLER. MAINVEST NEVER PREDICTS OR PROJECTS PERFORMANCE, AND HAS NOT REVIEW OR AUDITED THIS INFORMATION. FOR ADDITIONAL INFORMATION, REVIEW THE OFFICIAL FORM C FILING WITH THE SECURITIES AND EXCHANGE COMMISSION ON THE EDGAR WEBSITE.

The Scoop on New Teatotaller

Teatotaller Tea House

June 20, 2019

Available at https://youtu.be/HnUE5ptFWoQ

Video Transcript

00:00
growing up this used to be a pretty

00:02

quiet town not a lot to do on a Saturday

00:06

you serve a lemonade stand down on that

00:08

street corner I made $16 a day pretty

00:12

sleepy community that will change when

00:15

teetotaler opened teetotalers a cafe

00:20

bakery restaurant and performance venue

00:22

but it's so much more than that

00:24

can I get an oat milk taro bubble tea

00:27

for the last eight years our space has

00:30

hosted organizations and community

00:32

gatherings of all sorts like feminist

00:34

oasis a pop-up co-working group for

00:36

young entrepreneurs so how are your

00:38

values showing up in your work today our

00:41

mission has been to have a space that's

00:43

for everyone and also a space that makes

00:45

people feel a little bit special

00:48

we are obsessive about food we do all of

00:52

our own baking stunts homemade whip

00:55

sorry and that mission of being for

00:59

everyone rings true with our menu

01:00

whether it's vegan ice cream or

01:02

gluten-free cakes or just a classic

01:04

breakfast sandwich with Claremont

01:06

smokehouse bacon there's always

01:07

something to treat yourself the

01:09

teetotaler

01:10

Oh looks like it's all-you-can-eat

01:13

waffles

01:13

today Emmet so we are about to start but

01:16

and it's a big pot do you want me to

01:19

make the special announcement oh really

01:21

were just shooting a commercial about

01:22

that it's not your real hair tonight

01:26

that's ray of sunshine she runs the

01:28

after-school special the largest team

01:30

drag showed America but everything on

01:32

teach other stage isn't just for teens

01:37

I live an hour away I drove all this way

01:40

for drinking draw I didn't even know I

01:42

can paint

01:44

I guess it's not so sleepy anymore you

01:47

know folks come from across Maine and

01:48

New Hampshire to check our teetotaler so

01:50

he thought it was time to reach a bigger

01:51

audience we thought that it was time for

01:53

hold on your sir after the success of

02:16

teetotaler in New Hampshire's smallest

02:18

city as a socially conscious cafe we

02:21

knew it's time to open a new location so

02:23

we look for places throughout New

02:24

England and finally settled on one right

02:26

here in the Granite State in Concord New

02:28

Hampshire new teetotaler we'll have much

02:31

the same motifs menu items and flair

02:33

that customers have come to expect here

02:35

thank you

02:37

most importantly our new location is

02:40

committed to being that queer hipster

02:42

oasis that's for everyone I hope you'll

02:44

join me in supporting this new venture

02:45

in Concord

02:49

[Music]

02:54

[Music]

03:05

you